Filed Pursuant to Rule 433

Registration Statement No. 333-223441

April 6, 2020

REPUBLIC OF INDONESIA

FINAL TERM SHEET

U.S.$1,000,000,000 4.45% Bonds due 2070 (the “Bonds”)

Issuer:	Republic of Indonesia (the “Republic”)

Specified Currency:	U.S. Dollars

Principal Amount:	U.S.$1,000,000,000

Public Offering Price:	99.009%

Gross Proceeds:	U.S.$990,090,000

Underwriting Discounts and Commissions:	U.S.$396,036

Net Proceeds (Before Expenses):	U.S.$989,693,964

Interest Rate:	The Bonds will bear interest from April 15, 2020 at a rate of 4.45% per annum

Interest Payment Date:	Interest will be paid on April 15 and October 15 of each year, commencing on October 15, 2020

Maturity Date:	April 15, 2070

Benchmark:	2 3/8 11/15/49

Benchmark Yield:	1.282%

Re-offer Spread:	+321.8bps

Re-offer Yield:	4.50%

Specified Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Settlement Date:	April 15, 2020

Day count:	30/360

Listing:	Expected listing of the Bonds on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange.

Settlement and Delivery:	The Republic expects that delivery of the Bonds will be made against payment therefor on or about the Settlement Date, which will be the seventh business day following the date of pricing of the Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Joint Lead Managers/Underwriters:	Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Goldman Sachs (Singapore) Pte., The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank

Co-Managers:	PT Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Deutsche Bank AG, London Branch

Security Identifiers:	CUSIP: 455780 CU8 / ISIN: US455780CU87

MiFID II professionals/ECPs-only— Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK, Attention: Syndicate Desk, by calling 44-20-754-59389, or by emailing dcm.sea@list.db.com.

A preliminary prospectus supplement dated April 6, 2020 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312520099013/d912392d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.